

Mail Stop 4546

January 11, 2017

Via E-mail
Ms. Maria Teresa Hilado
Chief Financial Officer
Allergan plc
Clonshaugh Business and Technology Park
Coolock
Dublin, D17 E400
Ireland

> **Re:** **Allergan plc**
> **Form 8-K**
> **Filed August 8, 2016**
> **File No. 001-36867**

Dear Ms. Hilado:

We have reviewed your October 31, 2016 response to our October 26, 2016 comment letter and have the following comment.

<u>Exhibit 99.1 Press Release dated August 8, 2016</u>
<u>General</u>

1. We note from your response to prior comment 1 and our subsequent discussions that you continue to view your non-GAAP adjusted net income attributable to shareholders, including its presentation on a per share basis, as solely a performance measure.

   While we do not agree and believe that the measure you present is clearly and closely related to cash flows, we recognize that how you characterize it is a matter of significant judgment. While we also recognize that other companies, particularly in your industry, make these types of significant adjustments, it does not suggest that the magnitude of your departure from GAAP results nor the resulting similarity to cash flows is at all common.

   In light of our observations, we suggest that you carefully consider Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations and consider ending your practice of providing the per share data. If you choose to continue providing this per share data, please make the following changes:

- Retitle the measure to more clearly reflect the extent of its departure from the concept of earnings. For example, the title should be consistent with the fact that you typically exclude more than half of all operating expenses;
- Quantify the cumulative excluded cost of acquiring the intellectual property associated with revenue recognized (e.g., accumulated amortization for products currently being sold); and
- Clearly state that your non-GAAP results have not been, and never will be, burdened with any of the costs to acquire the underlying products that are currently generating revenue.

Finally, in light of our discussions about this matter, we will evaluate the industry practices you described to us and consider whether additional comprehensive non-GAAP staff guidance is appropriate.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance